1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 25, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Press release on 2022/1/25:	Chunghwa Telecom Reports 2022 Guidance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Reports 2022 Guidance

TAIPEI, Taiwan, R.O.C. January 25, 2022 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its guidance for 2022 on a consolidated basis. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”).

Mr. Chi-Mau Sheih, Chairman, and CEO of Chunghwa Telecom, stated: “In 2022, Chunghwa will focus on ‘sustainability + 5G + transformation’ as our core strategy. By actively promoting the sustainable development of ESG initiatives, we expect to catch new business opportunities in areas such as 5G and 5G private networks, Taiwan’s Forward-looking Infrastructure Development Program 2.0, post-pandemic services and smart applications, among others. We set the strategic goal of achieving ‘revenue and profit dual growth’ and initiate the re-organization of three business groups – ‘Consumer, Enterprise and International Business Groups’ – and three technology groups – ‘network technology group, data communications group and Telecommunication Laboratories’. By strengthening customer service and re-investment operations, we will enhance the Company's competitive advantage and focus on high-quality projects to achieve better business performance and to realize the ‘customer-centric value creation’".

“In response to new market competition in the telecommunications industry of Taiwan, the Company will continue to actively build 5G networks to maintain our leading position in domestic 5G network speed and coverage. Simultaneously, Chunghwa will accelerate the expansion of its 5G enterprise private network and develop 5G smart applications alongside enterprise partners to increase mobile business revenue and drive the growth of our ICT businesses. Driven by high-quality broadband services with speed upgrade and triple-play integration strategies, Chunghwa expects to continue increasing ARPU and to achieve revenue growth. In terms of video services, we will increase investment in MOD content and include popular sports events such as the 2022 Winter Olympics and the 2022 FIFA World Cup in our service offerings to further increase customer numbers and ARPU, driving the overall revenue growth of MOD and Hami Video. "

“In the foreseeable future, Chunghwa Telecom will fully support the government’s pandemic prevention measures and endeavor to implement more sustainable initiatives such as green energy. The Company will also endeavor to take the business opportunities such as ESG sustainability, 5G, on-line, zero-contact services, and digital transformation, by investing more in developing emerging businesses and enhancing the strategic synergy of the Group. With a focus on the value maximization to our shareholders, our clients, our society and our employees, we are devoted to achieve our vision of ‘By ensuring the ESG sustainable development, to become a leader in smart life and an enabler in digital economy.’"

For 2022, the Company expects total revenue to increase by NT$ 2.32~NT$3.52 billion, or 1.1%~1.7%, to NT$212.80~NT$214.00 billion as compared to the un-audited consolidated total revenue of 2021. The increase in revenue is expected to be driven by increases in mobile communications revenue, broadband access revenue, data communications revenue and MOD revenue, as well as revenue coming from the expansion of emerging business in the digital economy.

Operating costs and expenses for 2022 are expected to increase by NT$ 3.24~NT$3.63 billion, or 2.0%~2.2%, to NT$168.42~NT$168.81 billion as compared to the prior year. The increase is mainly from the increase of ICT project costs and maintenance expenses.

Income from operations is expected to decrease by NT$ 0.38 billion, to an increase by NT$ 1.15 billion, or -0.8%~2.6%, year over year. Income before income tax, net income attributable to stockholders of the parent and net earnings per share are expected to be NT$44.58~NT$46.83 billion, NT$34.11~NT$36.04 billion and NT$4.40~NT$4.65, respectively, representing a decrease of NT$1.48 billion to an increase of NT$0.77 billion, a decrease of NT$1.64 billion to an increase of NT$0.29 billion and a decrease of NT$0.21 to an increase of NT$0.04 respectively, year over year.

Acquisition of Property, Plant and Equipment and Intangible Assets in 2022 is expected to increase by NT$1.18 billion to 36.77 billion as compared to the prior year, owing to strategic investments, including our 5G deployment to maintain competitive edge, the expansion of internet data center, new construction of submarine cable, the elimination of energy-intensive equipment, as well as the expansion of asset revitalization. Disposal of Material Assets in 2022 is expected to decrease by 2.73 billion as compared to the prior year, due to the disposal of common shares of China Airlines in 2021.

(NT$ billion except EPS)	2022(F)	2021 (un-audited)	change	YoY(%)
Revenue	212.80~214.00	210.48	2.32~3.52	1.1%~1.7%
Operating Costs and Expenses	168.42~168.81	165.18	3.24~3.63	2.0%~2.2%
Other Income and Expense	0.17~0.89	-0.37	0.54~1.26	146.6%~341.5%
Income from Operations	44.55~46.08	44.93	(0.38)~1.15	(0.8%)~2.6%
Non-operating Income	0.03~0.75	1.13	(1.10)~(0.38)	(97.1%)~(33.1%)
Income before Income Tax	44.58~46.83	46.06	(1.48)~0.77	(3.2%)~1.7%
Net Income Attributable to Stockholders of The Parent	34.11~36.04	35.75	(1.64)~0.29	(4.6)~0.8%
EPS(NT$)	4.40~4.65	4.61	(0.21)~0.04	(4.6)~0.8%
EBITDA	82.91~84.44	83.33	(0.42)~1.11	(0.5%)~1.3%
EBITDA Margin	39.0%~39.5%	39.6%	(0.6%)~(0.1%)
Acquisition of Material Assets	36.92	36.23	0.69	1.9%
Acquisition of Property, Plant and Equipment and Intangible Assets	36.77	35.59	1.18	3.3%
Others	0.15	0.64	(0.49)	(76.7%)
Disposal of Material Assets	0.22	2.95	(2.73)	(92.5%)

Note 1: "Other income and expenses" includes gains (losses) on disposal of property, plant and equipment (PP&E) and investment property, and impairment loss on PP&E and investment property.

Note 2: The calculation of growth rates is based on NT$ thousand.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”.  EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

∎	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
∎	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
∎	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and
∎

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw

Contact:Angela Tsai

Phone:+886 2 2344 5488

Email: chtir@cht.com.tw